United States Securities and Exchange Commission
Washington, D.C.
20549 - 7010

August 3, 2007

United Traffic System Inc.
808 - 27 Alexander Street
Vancouver, B.C.
Canada V6A 1B2

United Traffic System Inc.
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 30, 2006
Response Letter Dated March 20, 2007
File No. 333 - 102931

Dear Sir

We refer to your letter dated April 5, 2007 and our responses are as follows:

1. The response letter dated November 16, 2006 was submitted to Edgar on August 3, 2007.

2. The disclosure has been revised accordingly.

3. The explanation has been added to the disclosure.

4. After serious re-consideration of paragraph 41 to 43 of SFAS144, the Company considers that both the seed potato business and traffic    control business were components of the company as they comprised operations and cash flows that could be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The 2004 figures related to seed potato business and 2005 figures related to traffic control business in the attached audited financial statements for the year ended December 31, 2006 have been regrouped as discontinued operation.

5. A column for the total amount in each line has been added to The Statement of Stockholders' Equity.

6. The Company was unable to determine the fair value of its common stock during the period of issuance of shares for acquisition of certain   equipment, services and a license. This period extended to approximately May 2004 and covered all of the transactions that were accounted for at nominal values. During this period, the Company's common stock was listed for trading, but did not trade in any substantive volume. Additionally, during this period there were no arm's length sales of common stock for cash to otherwise provide evidence of the

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common shares' fair value. During the period to May 2004 the Company concluded that the fair value of its common stock was nominal.

Substantive trading volume started in May 2004 and continued for some time afterwards, and later in 2004 common stock was also sold for cash. Issuances of common stock for equipment or services that occurred in and after May 2004 were accounted for using the information about fair value that was available to the Company.

A black-lined draft copy of the amended Form 20-5 for the year ended December 31, 2005 will be couriered to you shortly.  The changes to address your comments were incorporated, where applicable, into the Form 20-F filed for the period ended December 31, 2006

Yours truly
UNITED TRAFFIC SYSTEM INC.

/s/ Jai Woo Lee
Jai Woo Lee
Chief Executive and Financial Officer